

News Release
B2Gold Updates Record Date for First Quarterly Dividend

Vancouver, November 13, 2019 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") announced on November 5, 2019, that its Board of Directors declared its first quarterly dividend for the fourth quarter of 2019 of $0.01 per share. The Company has updated the record date for the dividend such that the shareholders of record as of the close of business on Wednesday, November 27, 2019, will be entitled to receive payment on Friday, December 13, 2019. This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is the world's new senior gold producer. Founded in 2007, today, B2Gold has three operating gold mines and numerous exploration and development projects in various countries including Mali, the Philippines, Namibia and Colombia.

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean
Vice President, Investor Relations
+1 604-681-8371
imaclean@b2gold.com

Katie Bromley
Manager, Investor Relations & Public Relations
+1 604-681-8371
kbromley@b2gold.com

The Toronto Stock Exchange and the NYSE American LLC neither approve nor disapprove the information contained in this news release.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. Such statements include, but are not limited to, payment of the dividend, future dividends. Words such as "if", "will be", and "may", or variations of these terms or similar terminology or statements that certain actions, events or

results "could" occur or be achieved are intended to identify such forward-looking statements. The declaration and payment of future dividends remain at the discretion of the Board of Directors and will be determined based on B2Gold's financial results, balance sheet strength, cash and liquidity requirements, future prospects and other factors deemed relevant by the Board of Directors. The Board of Directors reserves all powers related to the declaration and payment of dividends. Consequently, in determining the dividend to be declared and paid on the common shares of the Company, the Board of Directors may revise or terminate such policy at any time without prior notice. As a result, investors should not place undue reliance on such policy.